Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 9, 2025, Freight Technologies, Inc. (the “Company” or “Fr8Tech”) entered into a share purchase agreement (the “Share Purchase Agreement”), with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Seller”). The Share Purchase Agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K of the Company filed with the U.S. Securities and Exchange Commission (“SEC”) on December 12, 2025. On December 31, 2025, the Company closed the transaction contemplated by the Share Purchase Agreement, in which the Company acquired all of the equity interests in JAK Solar Loans 1 Limited (“JAK Solar”), a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller, and issued to the Seller as consideration for 5,500,000 Series C preferred shares, par value $0.0001 per share of the Company (the “Acquisition”).

The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, in order to give effect to the business combination and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements have been prepared by applying the acquisition method of accounting with Fr8Tech treated as the acquirer in accordance to Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Fr8Tech and historical consolidated financial statements of JAK Solar as adjusted to give effect to the business combination.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024, give effect to the Acquisition as if it had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives effect to the Acquisition as if it had occurred on that date and combines the historical balance sheets of the Company and JAK Solar as of such date.

The unaudited pro forma financial statements, and the related notes thereto, are based on, and should be read in conjunction with:

●	The historical audited consolidated financial statements of Fr8Tech as of and for the year ended December 31, 2024, and the related notes, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on April 14, 2025;
●	The historical unaudited condensed consolidated financial statements of Fr8Tech as of and for the nine months ended September 30, 2025, and the related notes, included in the Company’s Quarterly Report within Exhibit 99.1 to Form 6-K filed with the SEC on December 9, 2025; and
●	The historical audited consolidated financial statements of JAK Solar Loans 1 Limited as of and for the years ended December 31, 2025 and 2024, and the related notes, included elsewhere within this Current Report on Form 6-K/A;

As of the date of this filing, the Company has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price. The allocation of the purchase price is preliminary and subject to adjustment during the measurement period, not to exceed one year from the acquisition date, as the Company finalizes valuations for tangible and intangible assets. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to material change as additional information becomes available and as additional analysis is performed.

These unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered reasonable by management. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to material change as additional information becomes available and additional analyses are performed. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects that are directly attributable to the business combination, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what the Company’s financial condition or results of operations actually would have been if the business combination had been consummated as of the dates indicated, nor do they purport to represent the Company’s financial position or results of operations for future periods.

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FREIGHT TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

	Fr8Tech Historical	JAK Solar Historical	Transactions Adjustments	Item in Note 4	Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$291,940	$53,063	$(106,621)	(c)	$238,383
Accounts receivable, net	3,344,090	-	-		3,344,090
Unbilled receivables	931,903	-	-		931,903
Prepaid expenses and other current assets	1,025,433	1,546	-		1,026,979
Total current assets	5,593,366	64,609	(106,621)		5,541,355

Capitalized software, net	541,284	-	-		541,284
Property and equipment, net	12,829	-	-		12,829
Security deposits	7,818	-	-		7,818
Cryptocurrencies	6,041,179	-	-		6,041,179
Goodwill	-	-	4,260,154	(a)	4,260,154
Other intangible assets, net	4,936	-	-		4,936
Loan receivable, net	-	1,082,289	-		1,082,289
Other assets, net	-	38,164	-		38,164
Total assets	$12,201,412	$1,175,062	$4,153,533		$17,530,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,231,664	$-	$-		$1,231,664
Accrued expenses	1,073,630	-	-		1,073,630
Short-term borrowings	2,759,055	-	-		2,759,055
Notes payable	500,000	-	-		500,000
Income tax payable	297,363	-	-		297,363
Insurance financing payable	55,601	-	-		55,601
Total current liabilities	5,917,313	-	-		5,917,313
Total liabilities	5,917,313	-	-		5,917,313

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity
Series A preferred shares	619	-	-		619
Series B preferred shares	1,380	-	-		1,380
Series C preferred shares	-	-	550	(a)	550
Series seed preferred shares	-	-	-		-
Ordinary shares	-	-	-		-
Additional paid-in capital	56,339,431	-	5,499,450	(a)	65,110,402
			3,271,521	(b)
Member’s capital	-	(1,741,580)	1,741,580	(b)	-
Accumulated (deficit) earnings	(49,137,016)	2,916,642	(3,271,521)	(b)	(52,579,942)
			(1,741,580)	(b)
			(1,239,846)	(a)
			(106,621)	(c)
Accumulated other comprehensive loss	(920,315)	-	-		(920,315)
Total shareholders’ equity	6,284,099	1,175,062	4,153,533		11,612,694

Total liabilities and shareholders’ equity	$12,201,412	$1,175,062	$4,153,533		$17,530,007

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FREIGHT TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Fr8Tech Historical	JAK Solar Historical	Transactions Adjustments	Item in Note 4	Pro Forma Combined
Revenues	$13,728,922	$106,865	$-		$13,835,787
Costs and expenses
Cost of revenues	12,389,520	-	-		12,389,520
Operating expenses	-	92,101	-		92,101
Compensation and employee benefits	5,349,764	-	-		5,349,764
General and administrative	1,983,901	-	106,621	(d)	2,090,522
Sales and marketing	65,574	-	-		65,574
Depreciation and amortization	430,414	-	-		430,414
Total cost and expenses	20,219,173	92,101	106,621		20,417,895

Operating (loss) income	(6,490,251)	14,764	(106,621)		(6,582,108)

Other income and expenses
Interest expense, net	(673,858)	-	-		(673,858)
Gain from extinguishment of debts	1,607,766	-	-		1,607,766
Change in fair value of convertible note	22,602	-	-		22,602
Other income (expense), net	-	125,253	-		125,253
(Loss) Income before provision for income taxes	(5,533,741)	140,017	(106,621)		(5,500,345)

Income tax expense	67,486	-	-		67,486
Net (loss) income	$(5,601,227)	$140,017	$(106,621)		$(5,567,831)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(6.14)	$-	$-		$(6.10)
Weighted average number of ordinary shares	912,837	-	-		912,837

Net (loss) income	$(5,601,227)	$140,017	$(106,621)		$(5,567,831)
Other comprehensive gain (loss) net of tax
Foreign currency translation loss	(1,740,552)	-	-		(1,740,552)
Comprehensive (loss) gain	$(7,341,779)	$140,017	$(106,621)		$(7,308,383)

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FREIGHT TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	Fr8Tech Historical	JAK Solar Historical	Transactions Adjustments	Item in Note 4	Pro Forma Combined
Revenues	$9,546,741	$66,962	$-		$9,613,703
Costs and expenses
Cost of revenues	8,318,176	-	-		8,318,176
Operating expenses	-	26,579	-		26,579
Compensation and employee benefits	3,494,556	-	-		3,494,556
General and administrative	1,588,993	-	-		1,588,993
Sales and marketing	90,494	-	-		90,494
Depreciation and amortization	323,957	-	-		323,957
Total cost and expenses	13,816,176	26,579	-		13,842,755

Operating (loss) income	(4,269,435)	40,383	-		(4,229,052)

Other income and expenses
Interest expense, net	(555,814)	-	-		(555,814)
Realized loss in value of sold cryptocurrency	(183,613)	-	-		(183,613)
Unrealized gain in fair value of cryptocurrency	810,949	-	-		810,949
Credit loss provision	-	(341,219)	-		(341,219)
Other income (expense), net	-	188,462	-		188,462
Loss before provision for income taxes	(4,197,913)	(112,374)	-		(4,310,287)

Income tax expense	22,324	-	-		22,324
Net loss	$(4,220,237)	$(112,374)	$-		$(4,332,611)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(2.41)	$-	$-		$(2.47)
Weighted average number of ordinary shares	1,752,913	-	-		1,752,913

Net loss	$(4,220,237)	$(112,374)	$-		$(4,332,611)
Other comprehensive gain (loss) net of tax
Foreign currency translation gain	328,349	-	-		328,349
Comprehensive loss	$(3,891,888)	$(112,374)	$-		$(4,004,262)

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The Fr8Tech and JAK Solar historical financial information has been derived from, in the case of Fr8Tech, its condensed consolidated financial statements included in its Quarterly Report for the quarter ended September 30, 2025 within Exhibit 99.1 to Form 6-K and Annual Report on Form 10-K for the year ended December 31, 2024, and in the case of JAK Solar, its consolidated financial statements included elsewhere within this Current Report on Form 6-K. The unaudited pro forma condensed combined financial statements should be read in conjunction with Fr8Tech’s and JAK Solar’s consolidated financial statements and the notes thereto. The unaudited pro forma condensed combined statements of operations give effect to the business combination as if they had been completed on January 1, 2024, and the unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives effect to the Business Combination as if it had occurred on that date.

The historical financial statements of Fr8Tech and JAK Solar have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the business combination under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) (“Pro Forma Transactions Adjustments”). The unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting in accordance ASC 805, with Fr8Tech treated as the accounting acquirer of JAK Solar. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined financial statements, the estimated preliminary purchase consideration in the business combination has been allocated to the assets acquired and liabilities assumed of JAK Solar based upon management’s preliminary estimate of their fair values as of the acquisition date. The allocations of the purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. The allocation of the purchase price is preliminary and subject to material adjustment during the measurement period, not to exceed one year from the acquisition date, as the Company finalizes valuations for tangible and intangible assets. The completion of the final allocation of the purchase price could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements and related notes herein present unaudited pro forma condensed combined financial condition and results of operations of JAK Solar, after giving pro forma effect to the Pro Forma Transactions.

The business combination, the Pro Forma Transactions and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements.

In the opinion of management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the combined company’s financial position or results of operations of the combined company that would have occurred if the business combination had been completed on the dates indicated, nor are they indicative of the combined company’s financial position or results of operations that may be expected for any future period or date.

Note 2 – Conforming Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024, and the Company’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2025. During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of JAK Solar’s financial information to identify differences in accounting policies as compared to those of the Company. With the information currently available, management has determined that there were no significant accounting policy differences between the Company and JAK Solar and, therefore, no adjustments were made to conform JAK Solar’s financial statements to the accounting policies used by the Company in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment will be performed and finalized for purchase accounting.

As part of the application of ASC 805, management will continue to conduct a more detailed review of the accounting policies of the two companies in an effort to determine if differences in accounting policies require further reclassification or adjustment of the financial statements to conform accounting policies and classifications. Therefore, management may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

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Note 3 – Estimated Consideration and Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to identifiable net assets acquired. The fair value of Fr8Tech’s Series C preferred shares issued as consideration in the amount of approximately 5.5 million shares was calculated, as if converted into 3,273,810 Ordinary Shares per the conversion mechanism and described in the Company’s Amended and Restated Memorandum and Articles of Association dated December 30, 2025, and using the closing price of $1.68 per share on December 31, 2025, which was the acquisition closing date. The following table summarizes the consideration transferred to acquire JAK Solar and preliminary allocation of the purchase price to the identifiable assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date:

Purchase Price Allocation
Assets acquired	$1,239,846
Goodwill	4,260,154
Total purchase price	$5,500,000

The allocation of the purchase price is preliminary and subject to adjustment during the measurement period, not to exceed one year from the acquisition date, as the Company finalizes valuations for tangible and intangible assets. These adjustments may include changes in 1) fair values of assets and 2) changes in allocations to intangible assets such as customer relationships, intellectual property, and goodwill.

Note 4 –Adjustments to the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

Balance Sheet

The following pro forma adjustments have been reflected in the Transaction Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2025. All adjustments are based on preliminary assumptions and valuations, which are subject to change. The pro forma adjustments give effect to the Acquisition as if it had occurred on September 30, 2025 and combines the historical balance sheets of Fr8Tech and JAK Solar as of such date.

a)	Purchase price consideration

In accordance with the terms of the Share Purchase Agreement, 5.5 million shares Series C preferred shares were issued to the Seller in exchange for all of the equity interests in JAK Solar Loans 1 Limited. As a result of the Acquisition and the application of the acquisition method of accounting in accordance with ASC 805, the transaction will give rise to the recognition of goodwill, representing the excess of the total estimated purchase consideration over the preliminary fair value of the net identifiable assets acquired. The amount of goodwill recognized may change materially upon completion of the final purchase price allocation.

b)	Elimination of JAK Solar historical member’s capital and retained earnings

Adjustment represents the elimination of JAK Solar historical member’s capital and retained earnings upon consummation of the Acquisition.

c)	Acquisition-related costs

Adjustment represents the acquisition-related costs expected to be incurred.

Statements of Operations

The following pro forma adjustments have been reflected in the Transaction Adjustments column in the accompanying unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024. All adjustments are based on preliminary assumptions and valuations, which are subject to change. The pro forma adjustments reflect the effect of the Pro Forma Transactions on Fr8Tech’s and JAK Solar’s historical consolidated statements of operations as if the business combination occurred on January 1, 2024.

d)	Acquisition-related costs

For the nine months ended September 30, 2025, the Company did not yet incur any acquisition-related costs. The expected acquisition-related costs are reflected in pro forma statements of operations for the year ended December 31, 2024 to give effect to the business combination as if it had been completed on January 1, 2024.

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